December 16, 2005

VIA EDGAR

Ms. Linda van Doorn
Mail Stop 4561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Weingarten Realty Investors
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005
File No. 1-09876

Dear Ms. Linda van Doorn:

The following are the responses of Weingarten Realty Investors ("WRI") to the Staff's comment letter dated December 2, 2005.

Note 2. Newly Adopted Accounting Pronouncements, page 40

1.	We have reviewed your response to prior comment 1. In future filings, please revise your disclosure to include the information contained in your response.

We agree with your comment and will revise our FIN 46(R) disclosure to incorporate this comment in future filings.

Note 14. Commitments and Contingencies, page 48

2.
We have reviewed your response to prior comment 2. Please clarify whether you or any of your subsidiaries are the original sellers of property to any of the joint ventures. If so, then the option held by the outside limited partners to put their interest to the partnership would preclude a sale under paragraph 26 of SFAS 66. In which case, please provide us with an analysis for each of these entities to determine whether the arrangement represents a financing, leasing, or profit sharing based on the terms of the option and the likelihood that the option will be exercised.

The original sellers of property to these joint ventures have not been WRI or any of its subsidiaries.

3.	Please tell us how you have considered the provisions of EITF 00-4 and EITF 00-19 in determining your accounting for the put options held by the outside limited partners in the joint ventures.

We believe the provisions of EITF 00-4 and EITF 00-19 are not applicable. EITF 00-19 is not applicable as the Task Force reached a consensus that for purposes of evaluating under paragraph 11(a) of Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12-32 of 00-19 do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). As set forth in our previous letter to the Staff, the holder may convert their operating partnership units to either a fixed number of WRI shares or an equivalent amount of cash, the choice of which is at WRI’s discretion (i.e. “conventional convertibles”). EITF 00-4 is not applicable as the Task Force observed, “this Issue is limited to the specific derivatives described in this Issue.” The rights of the limited partners in the joint ventures do not correspond with the specific derivatives described in EITF 00-4.

If you have any questions, please do not hesitate to contact me at (713) 868-6540.

Sincerely,

/s/ Joe D. Shafer
Joe D. Shafer
Vice President/Chief Accounting Officer

cc:	William Demarest, Securities and Exchange Commission
Stephen Richter, Weingarten Realty Investors
Elisabeth Fisher, Deloitte & Touche LLP
Gina Betts, Locke Liddell & Sapp LLP